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FEB 26 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8801 S. Yale Ave., Suite 410
(No. and Street)

Tulsa	OK	74137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mitchell (918)271-3487
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

JG

OATH OR AFFIRMATION

I, Sidney I. Shupack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First State Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ELIZABETH P. LOTT
Notary Public, State of Oklahoma
Commission # 00012675
My Commission Expires September 06, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First State Securities, Inc.

We have audited the accompanying statement of financial condition of First State Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 3,771	
Receivable from clearing broker/dealer	30,001	
Common stocks owned at fair value (cost of $28,780)	23,075	
Deferred income tax asset	2,428	
Other assets	2,382	
Total Assets		$ 61,657

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Total liabilities		$ --
Stockholder's equity		
Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock	27,200	
Additional Paid-In Capital	48,363	
Retained earnings	(13,906)	
Total stockholder's equity		61,657
Total Liabilities and Stockholder's Equity		$ 61,657

The accompanying notes are an integral part of these financial statements

FIRST STATE SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2015

Revenue	
Commissions	$ 2,273
Interest and dividends	5,799
Unrealized gain on marketable securities	16,520
	24,592
Expenses	
Clearance paid	1,000
Communications	896
Occupancy costs	3,112
Regulatory Fees	1,453
Other	6,634
	13,095
Net income before income taxes	11,497
Provision (benefit) for income taxes	(2,012)
Net Income	$ 13,509

The accompanying notes are an integral part of these financial statements

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance					
December 31, 2014	27,200	$ 27,200	$ 95,106	$ 124,491	$ 246,797
Dividend Paid To Parent			(46,743)	(151,906)	(198,649)
Net income				13,509	13,509
Balance					
December 31, 2015	27,200	$ 27,200	$ 48,363	$ 13,906	$ 61,657

The accompanying notes are an integral part of these financial statements

FIRST STATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2015

Balance December 31, 2014	$	--
Additions		--
Retirements		--
Balance, December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Acitivies	
Net Income	$ 13,509
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Deferred income tax expense (benefit)	(2,012)
Unrealized gains on marketable securities	(16,520)
Change in assets and liabilities	
Decrease in income taxes receivable from Financial	2,100
Decrease in due to clearing broker	(1,698)
Increase in other assets	(1,013)
Net cash provided (used) by operating activities	(5,634)
Cash Flows from Investing Activities	
Net receipts from Affliliates	8,264
Net cash provided (used) by investing activities	8,264
Cash Flows from Financing Activities	
Net increase in cash and cash equivalents	2,630
Beginning cash and cash equivalents	1,141
Ending cash and cash equivalents	$ 3,771
Supplemental Disclosures	
Cash paid for:	
Interest	$ 5
Non-Cash Financing and Investing Activities	
Marketable securities transferred to Financial to repay advances and pay dividends.	$ 261,350

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Business

First State Securities, Inc. ("Securities" or the "Company") was a wholly-owned subsidiary of First State Financial, Inc. ("Financial"). The shares of Securities were sold to the President and controlling stockholder of Financial, Sidney Shupack, in July, 2015. First State Investment Advisors, Inc. ("Advisors"), an affiliate that is wholly-owned by Financial, provides investment advisory services to Securities' customers.

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities' customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Note 2 - Summary of Significant Accounting Policies

Common Stocks Owned

Common stocks owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks are held for long-term investment and consist of shares in U.S. companies which are listed on a national exchange and operate in various industries.

Securities Transactions

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash Equivalents

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes

Securities filed consolidated Federal and Oklahoma income tax returns with Financial covering the periods it was a wholly-owned subsidiary. Income taxes were recorded using the separate company method to comply with U.S. GAAP. Subsequently, it files separate company income tax returns. Any resulting provision or benefit for income taxes is recorded in the statement of income. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Recent Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers,* which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, Securities categorizes its common stocks owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Securities' common stocks owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that Securities has the ability to access.

Note 4 - Related Party Transactions

Advisors provides personnel, office space and other administrative services to Securities under an expense sharing agreement. Expenses incurred under this agreement aggregated $4,237 in 2015.

Note 5 - Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2015.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2015 and the procedures followed in making the periodic computations required. At December 31, 2015, Securities had net capital of approximately $50,738 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .00 at December 31, 2015. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7 - Income Taxes

The provision for income taxes consists of the following:

Deferred income tax expense (benefit)	$	(2,428)
	$	(2,428)

Deferred income tax assets consist of unrealized losses on investment securities. The difference between the provision (benefit) for income taxes that would result from applying the Federal statutory rate is primarily due to unrealized gains transferred to Financial by a dividend paid with marketable securities.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2015

Schedule I

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Net Capital

Total stockholder's equity qualified for net capital			$	61,657
Deductions and/or charges				
Non-allowable assets:				
Deferred income tax asset	$	2,428		
Other assets		2,382		(4,810)
Net capital before haircuts on securities positions				56,847
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):				
Money market mutual fund		39		
Common stocks		3,461		
Undue concentration		2,609		(6,109)
Net capital			$	50,738

Aggregate Indebtedness

Items included in statement of financial condition	$	--

Schedule I (continued)

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 45,738
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 44,738
Ratio: Aggregate indebtedness to net capital	0.00 to 1

Reconciliation with the Company's Computation

There were no material differencies in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

Schedule II

FIRST STATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Company's clearing firm: Hilltop Securities, Inc.

ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Members
First State Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* First State Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First State Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* First State Securities, Inc. stated that First State Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. First State Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First State Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

First State Securities, Inc. Exemption Report

First State Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).

(2) This exemption was met throughout the period January 1, 2015 to December 31, 2015.

First State Securities, Inc.

I, Sidney I. Shupack, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

February 24, 2016